UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Tarena International, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han Lijuan Han Ying Sun Connion Capital Limited c/o 6/F, No. 1 Andingmenwai Street, Litchi Tower Chaoyang District, Beijing 100011 People’s Republic of China +86 (10) 6213-5687
With copies to:
Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700		Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⌧

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 10 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of Mr. Shaoyun Han, Ms. Lijuan Han, Ms. Ying Sun, and Connion Capital Limited (“Connion,” and collectively with Mr. Shaoyun Han, Ms. Lijuan Han, Ms. Ying Sun, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017, Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018, Amendment No. 4 to the Original Schedule 13D filed on October 15, 2019, Amendment No. 5 to the Original Schedule 13D filed on December 11, 2020, Amendment No. 6 to the Original Schedule 13D filed on January 21, 2021, Amendment No. 7 to the Original Schedule 13D filed on May 3, 2021, Amendment No. 8 to the Original Schedule 13D filed on November 16, 2021 and Amendment No. 9 to the Original Schedule 13D filed on May 28, 2023 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 10 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 683,285(1) Ordinary Shares
	8	SHARED VOTING POWER 9,399,279(2) Ordinary Shares
	9	SOLE DISPOSITIVE POWER 683,285(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,082,564 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5% of the Class A Ordinary Shares(3) (or 18.5% of the total Ordinary Shares(4) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 62.8% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	136,657 ADSs representing 683,285 Class A Ordinary Shares that Mr. Shaoyun Han may purchase upon exercise of options within 60 days of November 8, 2023. Mr. Shaoyun Han is the record owner of these options.

(2)	Composed of (i) 7,206,059 Class B Ordinary Shares held by Learningon and (ii) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares held by Learningon. Learningon is ultimately owned by Ms. Lijuan Han, sister of Mr. Shaoyun Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by the shareholders of Learningon. Therefore, Mr. Shaoyun Han may be deemed to share the voting power with respect to these shares.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(3)	Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

(4)	Based on 53,808,116 outstanding Ordinary Shares, being the sum of 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

CUSIP No. G8675B 105	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS Lijuan Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,445(5) Ordinary Shares
	8	SHARED VOTING POWER 9,399,279(6) Ordinary Shares
	9	SOLE DISPOSITIVE POWER 9,550,724 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,550,724 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% of the Class A Ordinary Shares(5) (or 17.7% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 62.7% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	30,289 ADSs representing 151,445 Class A Ordinary Shares. Ms. Lijuan Han is the record owner of these shares.

(6)	Composed of (i) 7,206,059 Class B Ordinary Shares held by Learningon and (ii) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares held by Learningon. Learningon is ultimately owned by Ms. Lijuan Han, sister of Mr. Shaoyun Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by the shareholders of Learningon. Therefore, Ms. Lijuan Han may be deemed to share the voting power with respect to these shares.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(7)	Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

(8)	Based on 53,808,116 outstanding Ordinary Shares, being the sum of 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

CUSIP No. G8675B 105	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS Ying Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,298,224(9) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,298,224(9) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,298,224(9) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% of the Class A Ordinary Shares(10) (or 15.3% of the total Ordinary Shares(11) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 7.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(9)	Composed of (i) 4,746,618 Class A Ordinary Shares held by Connion, (ii) 2,000,000 Class A Ordinary Shares held by Moocon, (iii) 1,207,106 Class A Ordinary Shares held by Ms. Ying Sun and (iv) 68,900 ADSs representing 344,500 Class A Ordinary Shares that Ms. Ying Sun may purchase upon exercise of options within 60 days of November 8, 2023. Ms. Ying Sun is the ultimate owner of Connion and Moocon.

(10)	Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

(11)	Based on 53,808,116 outstanding Ordinary Shares, being the sum of 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

CUSIP No. G8675B 105	13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,746,618(12) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,746,618(12) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,746,618(12) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2% of the Class A Ordinary Shares(13) (or 8.8% of the total Ordinary Shares(14) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 4.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(12)	4,746,618 Class A Ordinary Shares held by Connion. Ms. Ying Sun is the ultimate owner of Connion.

(13)	Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

(14)	Based on 53,808,116 outstanding Ordinary Shares, being the sum of 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 8, 2023 are exercised.

Item 2. Identity and Background.

Item 2(a)–(f) of the Schedule 13D is hereby amended and restated as follows:

(a)–(c), (f) Ms. Lijuan Han is the sister of Mr. Shaoyun Han, founder and chairman of the Company. She currently serves as the general manager of Bodun Vocational Training School located in Xi’an, China, a professional education institution focusing on IT training. The business address is c/o 601-606, Jiaotong University Publishing and Midea Building, South Second Ring Road East, Xi’an, Shannxi Province, People’s Republic of China. Ms. Ying Sun currently serves as the CEO of the Company. Each of Ms. Lijuan Han and Ms. Ying Sun is a PRC citizen.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)      The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

By virtue of the relationship between Mr. Shaoyun Han and Ms. Lijuan Han, Mr. Shaoyun Han and Ms. Lijuan Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by the shareholders of Learningon. Hence, Mr. Shaoyun Han and Ms. Lijuan Han may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act, and each as a member of a group may be deemed to beneficially own the 9,399,279 Ordinary Shares held by Learningon.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)            Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)            Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)            Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On October 30, 2023, Mr. Shaoyun Han and Ms. Ying Sun entered into an Instrument of Transfer, pursuant to which Mr. Shaoyun Han agreed to transfer his equity interest in Moocon Education Limited to Ms. Ying Sun in a consideration of nil.

On November 2, 2023, Mr. Shaoyun Han and Ms. Ying Sun entered into an Instrument of Transfer, pursuant to which Mr. Shaoyun Han agreed to transfer his equity interest in Connion to Ms. Ying Sun in a consideration of nil.

On November 2, 2023, Mr. Shaoyun Han and Ms. Lijuan Han entered into an Instrument of Transfer, pursuant to which Mr. Shaoyun Han agreed to transfer his equity interest in Learningon to Ms. Ying Sun in a consideration of nil.

On November 3, 2023, Mr. Shaoyun Han and Ms. Ying Sun entered into an Instrument of Transfer, pursuant to which Mr. Shaoyun Han agreed to transfer 415,000 Class A Ordinary Shares of the Company to Ms. Ying Sun in a consideration of USD$1.00.

CUSIP No. G8675B 105	13D	Page 7 of 8

On November 3, Mr. Shaoyun Han and Connion entered into an Instrument of Transfer, pursuant to which Mr. Shaoyun Han agreed to transfer his interest in Techedu Limited to Connion in a consideration of USD$1.00.

On November 8, 2023, Mr. Shaoyun Han and Ms. Ying Sun entered into an Instrument of Transfer, pursuant to which Mr. Shaoyun Han agreed to transfer 250,000 Class A Ordinary Shares of the Company to Ms. Ying Sun in a consideration of USD$1.00.

The description of the above Instruments of Transfer is qualified in its entirety by reference to the full text of each of such agreements, a copy of which is filed by the Reporting Person as exhibits to this Schedule 13D.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Exhibit No.	Description
99.1	Joint Filing Agreement dated November 9, 2023 by and among the Reporting Persons.
99.2	Instrument of Transfer by and between Mr. Shaoyun Han and Ms. Ying Sun dated on October 30, 2023
99.3	Instrument of Transfer by and between Mr. Shaoyun Han and Ms. Ying Sun dated on November 2, 2023
99.4	Instrument of Transfer by and between Mr. Shaoyun Han and Ms. Lijuan Han dated on November 2, 2023
99.5	Instrument of Transfer by and between Mr. Shaoyun Han and Ms. Ying Sun dated on November 3, 2023
99.6	Instrument of Transfer by and between Mr. Shaoyun Han and Connion dated on November 3, 2023
99.7	Instrument of Transfer by and between Mr. Shaoyun Han and Ms. Ying Sun dated on November 8, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023

Shaoyun Han

/s/ Shaoyun Han
Shaoyun Han

Lijuan Han

/s/ Lijuan Han
Lijuan Han

Ying Sun

/s/ Ying Sun
Ying Sun

Connion Capital Limited

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

8